June 30, 2006
Via Federal Express
Mr. David Lyon
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	FGBC Bancshares, Inc. - Registration Statement on Form 10 filed 5/1/06 (File No. 0-51957)
Dear Mr. Lyon:
     Enclosed please find two marked copies of the captioned issuer’s first amendment to its Form 10. I have also enclosed a clean version as I thought it might be helpful to refer to in places where the marked version may not be easy to follow. In addition to edits made in response to Todd Schiffman’s May 31, 2006 letter, we have also made a few other miscellaneous edits as we felt appropriate.
     With respect to the Commission’s May 31, 2006 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.
Overview, page 3
1.	Please disclose at this heading that the bank has lost money in each of the three years since formation. You may also want to explain how this compares with other new banks.

Answer:	We have added a paragraph under the “Overview” section that highlights the company’s losses during its first three years and how that compares with new banks generally.
2.	Please reconcile the branch location information at this heading with that on page 30. Give the number of branches and their location.

Answer:	We have added the number of branches and their location under the “Overview” heading. We have also reconciled the branch location information with the information under “Item 3. Properties.” The previous disclosure had omitted references to the Banks and Jackson County locations because they had not yet commenced operations.

Davie Lyon
June 30, 2006

Types of Loans, page 3
3.	In order to better describe your operations, please include at the outset the percentage composition of your loan portfolio for each principal type of lending that you offer.

Answer:	We have added a sentence that sets forth the breakdown of the loan portfolio by category as of March 31, 2006. We have also rearranged the order of type of loan descriptions to correspond with the weights in the portfolio, with the description of the larger types of loans coming first.
Payments of Dividends, page 12
4.	Please revise to begin this section with the information in the last two paragraphs about your lack of dividends and inability to pay them. Also explain why you cannot pay dividends.

Answer:	We have moved the last two paragraphs under the heading “Payment of Dividends” to the beginning of that section and added a brief explanation of why we cannot pay dividends at this time. As part of this revision the disclosure has been combined into a single paragraph.
Risk Factors, page 15
5.	Please move this section forward in the filing prior to Supervision and Regulation.

Answer:	We have moved the section discussing risk factors forward as requested and incorporated the discussion into Item 1A. of the form by reference.
Changes in Interest Rates, page 15
6.	This risk applies to almost any bank. Avoid generic risk factors. Please explain how this risk is particularly important to your bank or consider deleting it. If there is no special risk that you are aware of specifically state this in the filing. Note also for the next two risk factors and the next to last.

Answer:	Upon review we do not believe that the cited risk factors present any particular risk to the company that is not applicable to almost any bank. Accordingly, the risk factors have been deleted.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Forward-Looking Statements, page 19
7.	The safe harbor provisions you reference are not available for initial public offerings, which we consider this to be. Please revise as appropriate.

Answer:	We have revised the section entitled “Forward-Looking Statements” to remove the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Davie Lyon
June 30, 2006

Results of Operations for the Years ended December 31, 2005 and 2004, page 20
Net Loss, page 20
8.	We refer to the statement that the increase in net loss in 2005 as compared to 2004 was basically due to increases in overhead of $4.7 million related to the Bank’s expansion into new markets. In this regard, please define what you mean by overhead and revise to discuss the major types and dollar amounts of overhead that were incurred. Quantify any major increases in fixed overhead costs and discuss the expected impact of these recurring costs on future operations and liquidity. Refer in your response to the expected costs related to the construction of your branches offices as stated in the “Properties” section on page 30.

Answer:	We have replaced the reference to “overhead” with a reference to “other expenses” and provided some quantitative detail. We have also disclosed that the company does not anticipate these increased expenses to have a material constraint on liquidity since the company expects the new branches to begin operating profitably during 2006.
9.	We note the Company has incurred recurring net losses during the three-year period ended December 31, 2005 that have resulted in an accumulated deficit of $3 million as of that date. In this regard, discuss the Company’s proposed plan of action with respect to remedying its recurring net loss and cumulative deficit situation considering the effects of any material increases in operational expenses during the next year related to your expansion plans.

Answer:	We have added a paragraph under the section entitled “Overview” that discusses the Company’s history and outlook with respect to losses and future profits. We believe that this discussion should be placed near the beginning of the MD&A for prominence. We have also added a brief reference to the profit outlook under the section “Net Loss.” Since a more detailed discussion precedes this section, we felt a brief reference was appropriate.
Table 1: Average Balances, Interest Income and Interest Expense, page 20
10.	Please careful1y review General Instruction 3 to Industry Guide 3. We note that you commenced operations in November 2003. It would appear, therefore, that your Guide 3 information should be revised to include all 2003 related information by particular item type as detailed in this guide. Please revise your document as necessary.

Answer:	We have included 2003 information in all places where it is required by Industry Guide 3.
11.	Explain how non-accruing loans have been treated in your analysis of net interest income. Refer to Instruction (1) to Section LB of Industry Guide 3.

Davie Lyon
June 30, 2006

Answer:	We have added a footnote to the table that addresses the treatment of non-accrual loan balances.
12.	Disclose any out-of-period items and adjustments that were excluded for the calculation of changes in interest income and expense and disclose in a note to the table the types and amounts of items excluded. Refer to Instruction (2) to Section I.B of Industry Guide 3.

Answer:	There were no out-of-period items or adjustments in the calculation. Accordingly, no footnote is necessary.
13.	State if tax exempt income is computed on a tax equivalent basis. If so, provide a brief note that describes the extent to which it is exempt for Federal and state taxation purposes and state the combined marginal or incremental tax rate used. Refer to Instruction (4) of to Section LB of Industry Guide.

Answer:	The company did not have any tax exempt income during the periods covered by the table. We have added a footnote explaining this fact.
Other Income, page 22
14.	Please revise your statement that increases in services charges on deposits and mortgage origination fees are attributable to increases in your growth to quantify the increases in the assets or rates charged that during 2005 resulted in the increase in other income.

Answer:	We have revised the disclosure to add that virtually all of the increase in service fees is attributable to an increased volume of transactions and that all of the increase in mortgage origination fees is attributable to an increased volume of transactions. We have also referenced the increase in deposits during 2005 that led to the increase in service fees. Mortgage origination fees result from loans that are sold into the secondary market and, therefore, are not tied to an asset on the balance sheet.
Balance Sheet Review, page 22
15.	We refer to the 55% increase in total deposits in 2005 which funded part of your asset growth. Please disclose the impact of using brokered deposits, which totaled $21 million in 2005 as stated in Note 5, “Deposits” on your increase in deposits. In your revision, describe the risks related to using brokered deposits considering they are a less stable source of funding on a long-term basis. Discuss any regulatory restrictions with respect to the use of brokered deposits and the extent to which you expect to use brokered deposits in the future.

Answer:	We have added a paragraph in this section that discusses the bank’s use of brokered deposits. As you can see, due to the intense level of competition in the bank’s marketplace, management does not consider the risks associated with brokered deposits to be materially greater than those associated with time deposits generally.

Davie Lyon
June 30, 2006

Securities Portfolio, page 22
16.	With respect to the contractual maturity table on page 23, please disclose whether the yields for each range of maturity are weighted average yields as required by Item II.B of Industry Guide 3.

Answer:	The yields included in this table are weighted-average yields. We have added a sentence to the table’s introduction that clarifies this point.
17.	Disclose whether the yields on tax-exempt obligations have been presented on a tax-equivalent basis and discuss any changes in the tax-exempt portfolio. Refer to Instruction to Item II.B of Industry Guide 3.

Answer:	As noted in the response to comment 13 above, the company does not have any tax exempt securities. The introduction to the table has been revised to include a reminder of this fact.
18.	Disclose the name of any issuers as of December 31, 2005, and their total book value and market value, when the total book value exceeds 10% of stockholder’s equity. Refer to Item II.C of Industry Guide 3.

Answer:	All of the securities in the bank’s portfolio consist of securities of U.S. government agencies and corporations. Therefore, in accordance with the instruction to Item II.C of Industry Guide 3, no information needs to be provided with respect to this item.
Loan Portfolio, page 23
Types of Loans, page 23
19.	We note that commercial, financial and agricultural loans were $126 million in 2005, a 125% increase as compared to 2004 and 48% of total loans as of December 31, 2005. In this regard, please disclose whether agricultural loans are a material part of this loan category, discuss the nature of the underlying collateral and state whether the fair value of the collateral is adequate to cover the balance of the loans.

Answer:	Agricultural loans comprised less than 1% of the $126 million of loans in this category. We had used the descriptions of types of loans from Item III.A of Guide 3 in preparing the original filing. Given that agricultural loans comprise such a small part of this category, however, we have revised the description to “Commercial and Industrial,” which we consider a more appropriate presentation. We have made this change in reliance on the Instruction to Item III.A of Guide 3.

Davie Lyon
June 30, 2006

Maturities and Sensitivities to Changes in Interest Rates, page 23
20.	State in a footnote, if true, that scheduled repayments are reported in the maturity category in which the payment is due. Refer to Instruction (1) to Item III.B of Industry Guide 3.

Answer:	We have disclosed that the scheduled repayments are reported based on the maturity dates of the loans. This treatment is accorded to all loans, including installment loans, even though installment loans may call for amortizing principal payments that must be made in earlier periods. According to the bank’s data processing provider, it is unable to reclassify these amortizing principal payments into the appropriate category on a retroactive basis. Changes are being made to correct this on a prospective basis, however.
21.	Tell us if the Company has any demand loans, overdrafts or loans with no stated repayment schedule and no stated maturity. It there are any, please state in a footnote if they are reported in the schedule of maturities as due in one year or less. Refer to Instruction (2) of Industry Guide 3.

Answer:	We have disclosed in a footnote to the table that the company has no demand loans or loans without a stated maturity but that it does offer overdraft protection to commercial customers and that all overdrafts are included in the less than one year category.
22.	State in your revised amendment, if maturities are based on contract terms. If these terms vary due to the Company’s “rollover policy” please provide a footnote stating that the maturity date of the loan was revised and d.

Answer:	We have added a footnote to this table that clarifies the classification of the loan maturities. The company does not have a “rollover policy” that would affect the classifications.
Risk Elements, page 24
23.	We refer to the loans accounted for on a non-accrual basis of $252,000 in 2005 and $100,000 in 2004. Please provide a discussion of the loan types and amounts of the major non-accrual loans, state the nature of their underlying collateral, whether the loans are fully or partially collateralized and the specific amount of the allowance for loan losses related to these loans.

Answer:	We have expanded the discussion to disclose the requested information.
24.	Provide a discussion in this section of the Company’s policy for placing loans on non-accrual status as required by Instruction (3) to Item III.C of Industry Guide 3.

Answer:	We have expanded the disclosure to provide a discussion of the company’s policy for placing loans on non-accrual basis. The added disclosure appears just under the table showing the reduction of interest income associated with non-accrual loans.

Davie Lyon
June 30, 2006

25.	Describe any concentration of loans exceeding 10% of total loans not otherwise disclosed as a category of loans according to Item III.A of Industry Guide 3. Refer to Item C.4 of Industry Guide 3.

Answer:	There were no concentrations of loans exceeding 10% of total loans other than as disclosed in the existing categories. Accordingly, no amendment was made with respect to this comment.
Summary of Loan Loss Experience, page 24
26.	Include in this section a discussion of any transfers to other real estate owned. Refer in your response to the “Supplemental Disclosure” section of the Statement of Cash Flows as of December 31, 2005 that shows a transfer to other real estate owned of $38,000 in 2005 and to the “Investing Activities” section that shows proceeds of $32,000 from the sale of other real estate owned.

Answer:	We have added a new paragraph at the end of the section entitled “Summary of Loan Loss Experience” that includes a discussion of other real estate. The section also includes a reference to the supplemental disclosure section of the Statement of Cash Flows.
27.	We refer to the table on page 25 that summarizes the allocations for loan losses to the various types of loans. Please discuss in this section your basis for determining the allocation considering you have allocated 9% of the allowance for loan losses to installment loans to individuals but have recorded net write-offs of $183,000 related to these types of loans that have accounted for 56% of total loans charged off in 2005

Answer:	We have added a paragraph discussing the bank’s process for allocating its allowance for loan losses. In the paragraph we have specifically addressed the apparent disparity between the level of charge offs in consumer loans during 2005 and the allocated percentage of the allowance to this category, including the reasons that the bank does not consider this past result to be indicative of the future.
Regulatory Capital Requirements, page 27
28.	Disclose whether the bank is well capitalized and give the required levels for this designation.

Answer:	We have added a column in the table listing the minimum ratios for well capitalized status and included a statement that the company satisfied that designation as of December 31, 2005.

Davie Lyon
June 30, 2006

Certain Relationships, page 37
29.	We note that the aggregate indebtedness of directors and executive officers as of December 31, 2005 was $10.7 million, equal to 18.8% of total equity
•	State whether these related party loans are included in the “Installment loans to individuals” category in the table of loans by loan type on page 23;

•	Discuss whether these loans are currently being repaid according to their original terms;

•	Describe the nature and extent of their underlying collateral as it relates to the carrying value of the loans; and

•	Discuss whether the Company expects to continue making related party loans in the future to the same extent as it has in prior periods.

Answer:	We have revised this section of the document to add the requested disclosures.
Market price, page 38
30.	Please characterize the volume and type of trading to the extent known to management.

Answer:	Management does not have any reliable information on the volume, type or price of trades in the Company’s Common Stock. From time to time management will receive information from the company’s transfer agent regarding a proposed transfer. Typically this relates to situations where the stock being transferred is represented by a certificate with a restrictive legend. Management believes that most incidents involve cases of intra-family transfers for estate planning or other purposes. We have disclosed in the document that management does not have any reliable information about the volume, type and price of any trading activity in its common stock but believes that there has been only limited arms’-length trading in the stock.
31.	Provide the trading price information required by Item 201(a)(iii) to the extent known to management.

Answer:	See the response to comment 30 above.
32.	Please disclose here that you do not plan to pay dividends in the “foreseeable future,” and disclose that you currently cannot pay dividends and explain why.

Answer:	We have disclosed that the company does not plan to pay dividends in the foreseeable future. We have also disclosed that the bank cannot currently pay dividends to the holding company, without regulatory approval with a brief explanation of why. We have retained a reference to the more detailed explanation of the restrictions on dividends elsewhere in the document.

Davie Lyon
June 30, 2006

Exhibit 13. Audited Financial Statements
Note 1. Summary of Significant Accounting Policies
Securities
33.	We refer to the statements that amortization of premiums and accretion of discounts are recognized in interest income by using methods that approximate the interest method over the life of the securities. In this regard, please state what are the specific revenue recognition methods used and if the difference in recorded interest by using this method is not considered to result in a material difference as compared to the use of the interest method.

Answer:	We have disclosed that the company uses straight-line revenue recognition method and that this method has not resulted in a material difference as compared to the use of the interest method.
Loans
34.	Please expand the first paragraph that states interest income in accrued on the outstanding loan balance to describe the specific methodology used to recognize interest income. Refer to paragraph 19 of SFAS 91.

Answer:	The phrase “based upon the payment terms required by the loan contract” has been added to this sentence as indicated in paragraph 19 of SFAS 91.
Income Taxes
35.	We refer to Note 9, “Income Taxes” that shows a valuation allowance of $1.5 million as of December 31, 2005. In this regard, describe your accounting policies regarding how you determine the valuation allowance to reduce deferred tax assets and the basis for recognizing the yearly changes in the allowance. Refer to paragraphs 17.e and 26 of SFAS 109.

Answer:	We have added text to the discussion of the accounting policy for deferred tax assets regarding the valuation allowance and the basis for recognizing yearly changes.
Recent Accounting Standards
36.	With respect to the Company’s $ consideration of SFAS 123R, which is effective for the first annual report beginning after December 15, 2005, please provide a discussion of the impact that its adoption is expected to have on your financial statements, unless it is not known or reasonably estimable, in which case a statement to that effect should be made. Refer to Interpretive Response to Question 2 of SAB 74. Discuss how this guidance impacted or will impact your recent and on-going private placement offering.

Davie Lyon
June 30, 2006

Answer:	We have expanded the disclosure regarding the company’s adoption of SFAS 123R as requested. The adoption of SFAS 123R did not significantly impact the recent and ongoing private placement offering.
Note 9, Income Taxes
37.	We refer to the components of deferred income taxes table that shows you recorded a net operating loss of $307,581 as a deferred tax asset in 2004. Please state the basis for recognizing the net operating loss in 2004 and why no net operating loss was recognized in 2005. Disclose the maximum period in which the Company can use the tax benefits of the Loss.

Answer:	As of December 31, 2004, the tax effect of the company’s net operating loss for income tax reporting purposes was $307,581. As of December 31, 2004, net deferred tax assets, including the $307,581, were fully reserved. Therefore, no benefit was recognized for the net operating loss in 2004. As of December 31, 2005, the company had completely utilized all net operating losses for income tax reporting purposes. Therefore, a deferred tax benefit for net operating loss for income tax reporting purposes is not included in the deferred tax component disclosure for 2005. Therefore no changes to the footnote have been made.
38.	Provide the disclosures required by Interpretive Response to Question 2 of SAB 105 with respect to your accounting policies for commitments to extend credit.

Answer:	The required disclosures have been added.
39.	We refer to your guarantee of the debt of certain customer liabilities that were transferred to another financial institution totaling $167,000 and $363,000 in 2005 and 2004. In this regard, explain the reasons for the transfer and disclose any gain or loss recognized on the transfer. State the extent of the guarantee on the transfer and how you accounted for these transfers under SFAS 140.

Answer:	There was no transfer. We have revised the language to replace the phrase “transferred to” with “funded by”. We believe this should clear up any confusion.
Derivative Instruments
40.	We were to the third paragraph of the “Asset/Liability Management” section on page 28 which states you have adjustable mortgage loans with interest rate caps that limit changes in interest rates. Considering interest rate caps are embedded derivatives, as stated in footnote 610 paragraph 13 of SFAS 133, please provide the following information:
•	describe your accounting policies with respect to using interest rate caps to hedge changes in interest rates;

•	provide the footnote disclosure required by paragraphs 44 and 45 of SFAS 133;

Davie Lyon
June 30, 2006

•	state how you determined the fair value of the interest rate caps; · discuss in MD&A the current and future expected effects of the interest rate caps on your operations and cash flow.

Answer:	The company’s interest rate caps are considered to be closely related to the host loan contracts. Therefore, the company believes that they are not required to be accounted for separately from the host loan contracts. Accordingly, accounting policies, footnote and fair value disclosures are not provided in the footnotes. The effect of the company’s use of interest rate caps on operations and cash flows is not material. Therefore, the reference to them under the section entitled “Asset/Liability Management” within the MD&A has been removed.
General — Accounting
41.	Please update the financial statements to include the most recent interim period when you file your next amendment.

Answer:	[Teresa/Christine/Cliff]
     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form 10 or the responses contained in this letter. Again, we look forward to working with you during the review process.
Sincerely,
Miller & Martin PLLC

/s/ Michael P. Marshall, Jr.
MPM:eh
Enclosures
cc: Teresa Martin